March 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne McConnell
Kevin Stertzel

Re:	AMMO, INC.
Form 10-K for the fiscal year ended March 31, 2022
Filed June 29, 2022
Form 8-K
Filed June 29, 2022
File No. 001-13101

Ladies and Gentlemen:

By letter dated February 1, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided AMMO, Inc. (“AMMO,” the “Company,” “we,” “us” or “our”) with its comments to the Company’s: (i) Form 10-K for the Fiscal Year Ended March 31, 2022 filed on June 29, 2022 and (ii) Form 8-K filed on June 29, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 8-K filed on June 29, 2022

Exhibit 99.1

Non-GAAP Financial Measures, page 7

1.	We note you present a non-GAAP performance measure you identify as Adjusted Net Income that adds back historical tax expenses and does not include an adjustment for the tax impact of all the other non-GAAP adjustments. Please be advised non-GAAP Adjusted Net Income measures are required to reflect current and deferred tax expenses commensurate with the non-GAAP measure of profitability. Please explain to us why you believe the non-GAAP performance measure you present is appropriate or tell us how you intend to revise it. Please specifically address how you considered the guidance in Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

RESPONSE: We revised our Non-GAAP Financial Measures contained in Exhibit 99.1 on the Current Report on Form 8-K we filed with the Commission on February 14, 2023. The revised Non-GAAP Financial Measures now include the “Tax Impact” of the Non-GAAP Adjustments along with a note as to how they are calculated.

Form 10-K for the fiscal year ended March 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 33

2.	You disclose as a result of regulations imposed by the Federal Government for sales of ammunition to non-government U.S. entities, you charge and collect an 11% excise tax for all products sold into those channels and you record excise taxes through net sales and the offsetting tax expense to cost of goods sold. Based on your disclosure, excise taxes appear to represent a pass-through cost with no net impact on your results of operations and appear to be a normal recurring cash operating expense. Based on your accounting for and presentation of excise taxes in your financial statements, it is not clear why you believe it is appropriate to present a non-GAAP performance measure, that you identify as Adjusted EBITDA, that adds back the expense component associated with excise taxes but continues to include the revenue component associated with excise taxes. Please explain to us how and why you believe the non-GAAP performance measure you present is meaningful and appropriate or tell us how you intend to revise it. Please specifically address how you considered the guidance in Questions 100.01 and 100.03 of the Non- GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022. This comment is also applicable to your presentations of this measure in Form 10-Qs and earnings releases filed under Form 8-Ks.

RESPONSE: Following our review of the guidance in Questions 100.01 and 100.03 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022, we revised our Adjusted EBITDA calculation in the Quarterly Report on Form 10-Q we filed with the Commission on February 14, 2023 (the “Q3 2023 10-Q”). Our Adjusted EBITDA calculation no longer adds back the expense component associated with excise taxes on the products we sell.

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Goodwill, page F-8

3.	Please revise your financial statements in future filings to disclose the amount of goodwill allocated to each reportable segment as required by ASC 350-20-50-1. In addition, we note subsequent to your acquisition of Gemini your stock price, market capitalization, and operating results have declined and your net book value currently exceeds your market capitalization; however, we noted no revisions to your disclosures related to goodwill under critical accounting estimates in MD&A in subsequent quarterly filings that address these factors. Please revise future filings to address if and how declines in your stock price, market capitalization, and operating results impact your determination to test goodwill for impairment as of an interim date and, if not, explain why not. Please also revise future filings to explain if and how you consider market capitalization in determining the estimated fair values of reporting units. Refer to ASC 350-20-35-3C, ASC 350-20-35-22 to 24, and ASC 350-20-35-30.

RESPONSE: Following our review of the guidance in ASC 350-20-50-1, as well as ASC 350-20-35-3C, ASC 350-20-35-22 to 24, and ASC 350-20-35-30, we revised our disclosure related to Goodwill in the Q3 2023 10-Q to include the amount of goodwill allocated to each segment, as well as how declines in our stock price, market capitalization, and operating results are used to determine interim testing. We have also disclosed how we will use market capitalization in determining fair values in the future.

Additionally, we used guidance set forth in ASC 350-20-35-23, based on the concept of the consideration of a control premium, to determine that measurement of the equity securities fair value alone would not in and of itself be the sole measurement basis for fair value of the reporting unit. We believe that, following this determination, a fair value calculation using operational performance, and specifically discounted cash flows, was more appropriate.

Revenue Recognition, page F-10

4.	Please address the following:

●	In regard to marketplace revenue, more fully explain to us, and revise future filings to clarify, the specific nature of each performance obligation and when and how each performance obligation is satisfied and revenue is recognized. Refer to ASC 606-10-50-12.
●	In regard to excise taxes, we note you do not use the policy election permitted by ASC 606-10-32-2A and record excise taxes through net sales and the offsetting tax expense to cost of goods sold. We also note you disclose in MD&A that excise taxes are imposed by the Federal Government for sales of ammunition (emphasis in the Staff’s letter). More fully explain to us how the excise taxes you are subject to are assessed and how you determined recording excise taxes on a gross basis, through net sales and cost of goods sold, is appropriate. Specifically address how you considered the guidance in ASC 606-10- 32-2 and Question #27 of the FASB Revenue Recognition Implementation Q&As.
●	To the extent applicable, revise future filings to disclose the amount of excise taxes included in revenue during each period presented.

RESPONSE: We have revised our Revenue Recognition disclosure in the Q3 2023 10-Q to clarify the specific nature of each performance obligation and when and how each performance obligation is satisfied and revenue is recognized in regard to marketplace revenue.

The excise tax related to our ammunition sales attaches when title to the taxable article passes from the Company to the purchaser. If the purchaser does not pay for the taxable article, the liability still remains with the Company. Consistent with ASC 606-10-32-2 and Question #27 of the FASB Revenue Recognition Implementation Q&A, the Company is not collecting this tax on behalf of a third party and, as such, includes it as a part of its sales price, rather than as an additional component on its invoices to customers. Accordingly, the cost of excise taxes is recorded in our Revenues and Cost of Revenues on a gross basis as we have not utilized the policy election permitted by ASC 606-10-32-2A.

In our last three 10-Qs, including our Q3 2023 10-Q, we have disclosed the amount of excise taxes included in revenue during each period in Note 2 to the condensed consolidated financial statements (the disclosure in our Q3 2023 10-Q is copied and pasted below). While we disclosed the amount of excise taxes in the Liquidity and Capital Resources portion of the MD&A section of the 10-K for the year ended March 31, 2022, we did not disclose this amount in Note 2. Starting with the 10-K with the year that will end on March 31, 2023, we will disclose the amount of excise taxes in Note 2 to the financial statements of each of our 10-Ks and 10-Qs.

“Excise Tax

As a result of regulations imposed by the Federal Government for sales of ammunition to non-government U.S. entities, we charge and collect an 11% excise tax for all products sold into these channels. During the nine months ended December 31, 2022 and 2021, we recognized approximately $7.8 million and $10.3 million respectively, in excise taxes. For ease in selling to commercial markets, excise tax is included in our unit price for the products sold. We record this through net sales and expense the offsetting tax expense to cost of goods sold.”

Thank you for your assistance in reviewing these filings.

Very truly yours,

AMMO, Inc.

/s/ Robert D. Wiley
Robert D. Wiley
Chief Financial Officer